


Kg 12/22

BB 12/21

RECEIVED
NOV 2 4 2006
186

SECURIT. 06050310 SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 164

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___10/01/05___ AND ENDING___09/30/06___
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATIONAL SECURITIES CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1001 FOURTH AVENUE SUITE 2200

(No. and Street)

SEATTLE   WA   98154
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEO SATRIAWAN   206-622-7200
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN, LLP

(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __LEO SATRIAWAN__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __NATIONAL SECURITIES CORPORATION__ _____, as of __SEPTEMBER 30th__ _____, 20 _06_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                      Signature

             CHIEF FINANCIAL OFFICER
                     Title

__STEVEN C. MCCLURG__
   Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) A Report of Independent Registered Public Accounting Firm on Internal Accounting Control Required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONTENTS

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
National Securities Corporation
Seattle, Washington

We have audited the accompanying consolidated statement of financial condition of National Securities Corporation and Subsidiary (a wholly-owned subsidiary of National Holdings Corporation) as of September 30, 2006, and the related consolidated statements of operations, stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Securities Corporation and Subsidiary as of September 30, 2006 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

November 2, 2006
New York, New York

1

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

September 30, 2006

ASSETS

CASH	$ 1,306,000
DEPOSITS WITH CLEARING ORGANIZATIONS	300,000
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	3,548,000
OTHER RECEIVABLES, net of reserve for uncollectible accounts of $467,000	380,000
ADVANCES TO REGISTERED REPRESENTATIVES	1,556,000
SECURITIES OWNED	
Marketable, at market value	275,000
Non-marketable, at fair value	402,000
SECURED DEMAND NOTE	1,000,000
FIXED ASSETS, net	305,000
OTHER ASSETS	248,000
TOTAL ASSETS	$ 9,320,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, Continued

September 30, 2006

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS		$ 113,000
SECURITIES SOLD, BUT NOT YET PURCHASED, at market		162,000
ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES		3,581,000
DEFERRED RENT PAYABLE		152,000
TOTAL LIABILITIES		4,008,000
SUBORDINATED BORROWINGS		1,000,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, $.02 par value, 5,000,000 shares authorized, 100 shares issued and outstanding	$ --	
Additional paid-in capital	8,405,000	
Accumulated deficit	(4,093,000)	
TOTAL STOCKHOLDER'S EQUITY		4,312,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 9,320,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

For The Year Ended September 30, 2006

REVENUES		
Commissions	$ 32,140,000	
Investment banking	11,323,000	
Interest and dividends	2,891,000	
Net dealer inventory gains	7,838,000	
Transfer fees and clearing services	3,336,000	
Advisory fees	1,008,000	
		$ 58,536,000
EXPENSES		
Commissions	42,276,000	
Employee compensation and related expenses	5,816,000	
Clearance fees	1,538,000	
Communications	1,748,000	
Occupancy and equipment costs	2,805,000	
Interest	94,000	
Professional fees	831,000	
Taxes, licenses and registration	591,000	
Provision for doubtful accounts	128,000	
Other	1,280,000	
		57,107,000
NET INCOME		$ 1,429,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended September 30, 2006

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
BALANCE - October 1, 2005	100	$ --	$ 8,405,000	$ (5,522,000)	$ 2,883,000
Net income	--	--	--	1,429,000	1,429,000
BALANCE - September 30, 2006	100	$ --	$ 8,405,000	$ (4,093,000)	$ 4,312,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES
IN SUBORDINATED BORROWINGS

For the Year Ended September 30, 2006

Subordinated borrowings at October 1, 2005	$ 1,000,000
Borrowings/repayments during the year	--
Subordinated borrowings at September 30, 2006	$ 1,000,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net income		$ 1,429,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 162,000	
Provision for doubtful accounts	91,000	
Changes in assets and liabilities:		
Receivables with broker-dealers, clearing organizations and others	(205,000)	
Advances to registered representatives	97,000	
Securities held for resale, marketable, at market	(109,000)	
Securities held for resale, non-marketable, at fair value	(402,000)	
Other assets	(22,000)	
Payable to broker-dealers and clearing organizations	(9,000)	
Securities sold, but not yet purchased, at market	118,000	
Accounts payable, accrued expenses and other liabilities	(129,000)	
Deferred rent payable	107,000	
TOTAL ADJUSTMENTS		(301,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,128,000

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of fixed assets	$ (217,000)	
NET CASH USED IN INVESTING ACTIVITIES		$ (217,000)

See notes to consolidated financial statements.

7

CONSOLIDATED STATEMENT OF CASH FLOWS, Continued

For the Year Ended September 30, 2006

NET INCREASE IN CASH	$	911,000
CASH - October 1, 2005		395,000
CASH - September 30, 2006	$	1,306,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during year for interest	$	94,000
Cash paid during the year for income taxes	$	3,000

See notes to consolidated financial statements.

NOTE 1 - Organization

National Securities Corporation and Subsidiary, ("National" or the "Company") was incorporated in 1947 under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer in accordance with the Securities Exchange Act of 1934. The Company has offices throughout the United States with its principal office located in Seattle, Washington. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is a wholly-owned subsidiary of National Holdings Corporation ("NHLD"), formerly known as Olympic Cascade Financial Corporation

NOTE 2 - Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of National and its wholly-owned subsidiary, National Asset Management, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded on a trade date basis. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 2 - <u>Summary of Significant Accounting Policies</u>, continued

<u>Revenue Recognition</u>, continued
Customers who are financing their transactions on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by National Financial Services, LLC ("NFS") and Penson Financial Services, Inc. ("Penson"), its clearing firms. The interest is billed on the average daily balance of the margin account.

Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. Net dealer inventory gains are recorded on a trade date basis.

Transfer fees are attached to each customer's security transactions and are recognized as of the trade date.

Investment advisory fees are account management fees for high net worth clients. These fees are billed quarterly and recognized at such time that collection is probable.

<u>Fixed Assets</u>
Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

<u>Income Taxes</u>
The Company reports its income for federal tax purposes on a consolidated basis with NHLD; however, the Company's federal income tax has been calculated on a separate return basis for these financial statements. The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or the entire deferred amount will not be realized.

<u>Fair Value of Financial Instruments</u>
The carrying amounts reported in the balance sheet for cash, receivables, accounts payable, accrued expenses, and other liabilities approximate fair value based on the short-term maturity of these instruments.

NOTE 2 - <u>Summary of Significant Accounting Policies</u>, continued

Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At September 30, 2006, the Company believes that there has been no impairment of its long-lived assets.

Other Receivables
The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual broker. The allowance for doubtful accounts reflects the amount of loss that can be reasonably estimated by management, and is included in other expenses in the accompanying consolidated statement of operations.

Advances to Registered Representatives
Advances are given to certain registered representatives as an incentive for their affiliation with the Company. The representative signs an independent contractor agreement with National for a specified term, typically a three-year period. The advance is then amortized on a straight-line basis over the amount of time the representative is obligated to be affiliated with National, and is included in commission expense in the accompanying consolidated statement of operations. In the event the representative's affiliation with National terminates prior to the fulfillment of the contract, the representative is required to repay the unamortized balance.

Valuation of Securities Owned - Marketable and Non-Marketable
Marketable securities which consist of publicly traded unrestricted common stocks and bonds are valued at the closing price on the valuation date.

Non-marketable securities consist of non-tradable warrants exercisable into freely trading common stock of public companies. These non-marketable securities are carried at fair value as determined in good faith by management.

NOTE 2 - <u>Summary of Significant Accounting Policies</u>, continued

<u>Concentrations of Credit Risk</u>

The Company is engaged in trading and a broad range of securities brokerage and investment services to a diverse retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company currently has two clearing brokers for substantially all of its business. The Company permits the clearing firms to extend credit to their clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of their customers and each counterparty. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing brokers when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying consolidated statement of financial condition, and/or (iii) charged as an expense in the accompanying consolidated statement of financial condition, based on the particular facts and circumstances.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times, such amounts may exceed the FDIC limits. At September 30, 2006 the uninsured cash bank balances was $1,491,000. The Company believes it is not exposed to any significant credit risks for cash.

NOTE 3 - Broker-Dealer and Clearing Organization Receivables and Payables

At September 30, 2006, receivables from broker-dealers and clearing organizations include fees and commissions. Amounts payable to brokers-dealers and clearing organizations includes principal securities purchased on margin.

NOTE 4 - Securities Held For Resale and Securities Sold, But Not Yet Purchased, at Market

As of September 30, 2006, securities held for resale and securities sold, but not yet purchased include:

	Securities Held For Resale	Securities Sold, But Not Yet Purchased
Corporate stocks	$259,000	$162,000
Government obligations	16,000	--
Total	$275,000	$162,000

Non-marketable securities at September 30, 2006 consist of non-tradable warrants exercisable into freely trading common stock of public companies totaling $402,000.

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the consolidated statement of financial condition.

NOTE 5 - Fixed Assets

Fixed assets as of September 30, 2006 consist of the following:

	Amount	Estimated Useful Lives
Office machines	$ 138,000	5 years
Furniture and fixtures	160,000	5 years
Telephone system	34,000	5 years
Electronic equipment	596,000	3 years
Leasehold improvements	262,000	Lesser of terms of leases or useful lives
	1,190,000	
Less: accumulated depreciation and amortization	(885,000)	
	$ 305,000	

Depreciation and amortization expense for the year ended September 30, 2006 was $162,000.

NOTE 6 - Secured Demand Note/Subordinated Borrowings

Subordinated borrowings represent a secured demand note that was entered into between the Company and a related party. The secured demand note was entered into in accordance with the form prescribed by the NASD, and it is accounted for in accordance with broker-dealer accounting SEC rule 15c3-1d. Accordingly, our balance sheet includes both an asset ("Secured demand note") and the corresponding liability ("Subordinated borrowings") in an identical amount. The secured demand note is available to compute net capital under SEC rule 15c3-1. The borrowings are subordinated to the claims of present and future creditors of the Company and cannot be repaid where such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC rule 15c3-1.

NOTE 6 - Secured Demand Note/Subordinated Borrowings, continued

On February 1, 2001, the Company executed a secured demand note collateral agreement with an employee of the Company and a Director of NHLD, to borrow securities, which can be used by the Company for collateral arrangements. These securities have been pledged through an unrelated broker-dealer, and have a borrowing value totaling $1 million. This note bears interest at 5% per annum with interest paid monthly. The demand note, which had an original maturity of March 1, 2006 has been extended through March 1, 2007. Certain of the securities, totaling $412,000, have been pledged as collateral for a security deposit for an office lease in the amount of $249,000 and two letters of credit, in the amounts, $125,000 and $38,000, executed by NHLD on behalf of the Company. No amounts have been drawn on these letters of credit.

NOTE 7 - Income Taxes

At September 30, 2006, the Company had Federal and State net operating loss carryforwards of approximately $7,722,000 that may be applied against future taxable income and expire at various dates through 2023, subject to limitations. The Company has a deferred tax asset arising substantially from the benefits of such net operating loss deduction and has recorded a valuation allowance for the full amount of this deferred tax asset since it is more likely than not, that these tax benefits will not be realized.

Deferred tax asset:	
Net operating loss carryforwards	$3,089,000
Reserve for uncollectible accounts	159,000
Other temporary differences	52,000
Total deferred tax assets	3,300,000
Deferred Tax liability:	
Other temporary differences	137,000
Net Deferred tax asset	3,163,000
Valuation allowance	(3,163,000)
Net deferred tax asset	$ --

During the year ended September 30, 2006, the valuation allowance declined by $460,000 due principally to the change in the Company's net operating loss carryforwards, reserve for uncollectible accounts receivable and other temporary differences.

NOTE 7 - Income Taxes, continued

The primary difference between income tax expense at the federal statutory rate and actual tax expense is due to the utilization of net operating loss carryforwards. The Company did not record a provision for income taxes due to the utilization of net operating losses.

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. As of September 30, 2006, the Company is required to maintain a minimum net capital of $250,000. The net capital and excess net capital amounts for the Company are as follows:

Net capital	$2,326,000
Excess net capital	$2,076,000

NOTE 9 - Commitment

Leases

As of September 30, 2006, the Company leases office space and equipment in various states expiring at various dates through 2012 and is committed under operating leases for future minimum payments as follows:

For the Year Ending September 30,	Amount
2007	$1,602,000
2008	1,556,000
2009	584,000
2010	562,000
2011	579,000
Thereafter	443,000
Total	$5,326,000

NOTE 9 - Commitment, continued

Leases, continued
Rental expense under all operating leases for the year ended September 30, 2006 was $1,901,000.

Guarantees
The Company has secondarily guaranteed a lease of one of its branch offices, in the amount of $125,000 at September 30, 2006.

NOTE 10 - Contingencies

The NASD was engaged in an industry-wide investigation of mutual fund trading activities. National Securities is one of the numerous broker-dealers contacted by the NASD with respect to this investigation. The NASD identified certain customer mutual fund transactions ordered through National Securities during the time period from October 2000 to February 2003 that it believed constituted mutual fund timing and/or excessive trading activity. National Securities engaged in discussions and negotiations with the NASD to informally resolve these matters. Such resolution resulted in a settlement, whereby National Securities, without admitting or denying any violations, agreed to make both restitution and pay a fine to the NASD, that in the aggregate approximate $600,000. The unpaid balance of $84,000 at September 30, 2006 has been included in "Accounts Payable, Accrued Expenses and Other Liabilities" in the accompanying consolidated statement of financial condition.

The Company is also a defendant in various other arbitrations and administrative proceedings, lawsuits and claims seeking damages of approximately $1,800,000 to $2,000,000. The Company believes such claims are substantially without merit, and estimates that its liability, primarily for defense costs will approximate $300,000 (exclusive of unspecified punitive damages related to certain claims and inclusive of expected insurance coverage). These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and believes that the eventual outcome of these matters will not have a material adverse effect on the Company. However, the ultimate outcome of these matters cannot be determined at this time. The amount related to such matters that is reasonably estimable and which has been accrued at September 30, 2006 is $161,000 (primarily legal fees), and has been included in "Accounts Payable, Accrued Expenses and Other Liabilities" in the accompanying consolidated statement of financial condition.

NOTE 11 - Employee Benefits

The Company has a 401(k) profit sharing plan which covers substantially all employees. Participants may contribute up to 25% of eligible compensation, as defined in the plan, subject to certain limitations. The Company's annual contributions are made at the discretion of the Board of Directors. During the year ended September 30, 2006, the Company made no contributions to the plan.

NOTE 12 - Clearing Agreements

In April 2005, National entered into an agreement with NFS that became effective in June 2005 to be the Company's primary clearing broker. The clearing agreement includes a termination fee if National terminates the agreement without cause. Additionally, in June 2005 National entered into a clearing agreement with Penson for the purpose of providing other clearing services that are not provided by NFS.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2006

NET CAPITAL
Total stockholder's equity $ 4,312,000
Add: subordinated borrowings allowable in computation
 of net capital 1,000,000

    TOTAL CAPITAL AND ALLOWABLE
    SUBORDINATED BORROWINGS $ 5,312,000

DEDUCTIONS AND CHARGES
Nonallowable assets:
  Other receivables 380,000
  Advances to Registered Representatives 1,556,000
  Securities held for resale, non-marketable, at fair value 402,000
  Fixed assets 305,000
  Other assets 248,000

      2,891,000

    NET CAPITAL BEFORE HAIRCUTS
    ON SECURITIES POSITION 2,421,000

HAIRCUTS ON SECURITIES
Corporate stocks 94,000
U.S. government obligations 1,000

      95,000

    NET CAPITAL $ 2,326,000

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

September 30, 2006

COMPUTATION OF ALTERNATE CAPITAL
REQUIREMENT
  2% of aggregate debit items as shown in formula for
    reserve requirements pursuant to Rule 15c3-3 prepared
    as of date of net capital computation $ --

MINIMUM NET CAPITAL REQUIREMENT - electing
  the alternative method $ 250,000

NET CAPITAL REQUIREMENT - greater of minimum net
  capital requirement or 2% of aggregate debit items
  under the reserve requirement $ 250,000

EXCESS NET CAPITAL - net capital less capital requirement $ 2,076,000

    NET CAPITAL in excess of 5% of combined
      aggregate debit items or $120,000 $ --

No material differences exist between the above computation and the computation included in
the Company's corresponding unaudited FORM X-17A-5 Part II filing.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
National Securities Corporation
Seattle, Washington

In planning and performing our audit of the consolidated financial statements of National Securities Corporation and Subsidiary (the "Company") for the year ended September 30, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for the determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives.

21

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville   New York   Greenwich   Grand Cayman

www.mkllp.com

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Chicago Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

November 2, 2006
New York, New York